

September 26, 2012

Via E-mail
John Goodhew
President and Chief Executive Officer
Bespoke Tricycles Inc.
145-147 St. John Street
London, United Kingdom EC1V 4PW

> **Re: Bespoke Tricycles Inc.**
> **Registration Statement on Form S-1**
> **Filed September 4, 2012**
> **File No. 333-183710**

Dear Mr. Goodhew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise throughout to clarify that Mr. Goodhew is the sole officer and director. We note references throughout your filing to your "officers" and "directors."

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;
   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
   - State your election under Section 107(b) of the JOBS Act:
     - If you have elected to opt <u>out</u> of the extended transition period for complying

> with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
>
> o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosure.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. We are unclear whether your operations are conducted in the United Kingdom. If they are, please tell us if the independent registered public accounting firm performed the audit of the Company's financial statements using its own employees or whether it relied on the work of another firm or by using the work of assistants engaged from outside of the firm. Please tell us whether the audit of the Company's financial statements was completed by personnel from the firm Silberstein Ungar, PLLC or by using the work of other auditors or outside assistants. Furthermore, if the audit was completed using the work of other auditors or outside assistants, please explain how the independent registered accounting firm complied with the guidance outlined in Staff Audit Practice Alert No. 6 issued by the Public Company Accounting Oversight Board on July 12, 2010. We may have further comment upon reviewing your response.

Summary, page 5

4. Please provide a brief description of your vending tricycles in the summary so investors can have a better understanding of the use and purpose of your product.

5. Please revise to include your revenues and net income as of the most recent audited period and interim stub. In addition, disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of funds needed to accomplish your business goals. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

The Offering, page 6

6. Please revise to clarify here and throughout that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

Risk Factors, page 7

7. We note your disclosure that the "risks and uncertainties described below are not the only ones that impact on our operation and business." Please revise this section to clarify that you have discussed all known material risks.

8. Please include appropriate risk factor disclosure regarding conducting a best efforts offering with no minimum as a company in need of significant additional financing, and also discuss and quantify the amount of additional funds your require to develop your business.

9. Please revise to add risk factors that discuss the risks of having a sole director and officer, including the risk that, because your sole executive officer occupies all corporate positions, it may not be possible to have adequate internal controls and that, because the sole director and officer will determine his salary and perquisites, you may not have funds available for net income or explain why such risk factors are not necessary.

10. Please revise the first risk factor on page eight to add a bullet for the risk/need to secure adequate financing to accomplish the items listed in the other bullets.

11. Consistent with your disclosure on pages F-7 and 34, please add a risk factor to discuss the other business activities of your sole officer and director, Mr. Goodhew, and the potential conflict of interests that exists in relation to those other activities. Please also revise to disclose the approximate average number of hours Mr. Goodhew devotes to your business each week, and add comparable disclosure to the biographic description on page 34.

12. Please revise to add risk factors that discuss the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Our officers have no experience in managing a public company, page 11

13. Please revise to remove the word "substantial" to describe your officer's business experience, as such marketing language should not be contained in the prospectus.

Description of Business, page 23

14. Please revise your disclosure to provide a basis for the follow assertions or beliefs in this section, or revise to remove the relevant statements:

    • Page 24: The demand for your products has often outstripped supply.
    • Page 24: Your competitors are not able to deliver their tricycles abroad without incurring substantial shipping charges, and businesses or individuals are unable to purchase such tricycles due to the cost of delivery.
    • Page 25: Your tricycles have proved very popular amongst entrepreneurs.

- Page 25 and 28: Your tricycles are significantly cheaper than other competitors.
- Page 25: The popularity of your tricycles is increasing.
- Page 25: Your tricycles are ideal for a large number of people currently wishing to start their own small business.
- Page 25: In the current economic environment more and more people are setting up their own small scale businesses.
- Page 26: DHL has expressed interest in the advantages of tricycles and UPS has started to use more and more tricycles.
- Page 27: The growth in the number of couriers/small businesses that are using tricycles to deliver parcels/goods in efforts to curb global emissions.

15. Please revise to disclose the aggregate number of tricycles you have sold.

16. Please revise to remove the phrase "top quality" to describe your tricycles, as such marketing language should not be contained in the prospectus.

17. Please revise to remove the images of tricycles produced by your competitors. Also remove the narrative test about entities using your competitor's triangles.

18. Please revise page 27 to discuss and quantify the anticipated costs of developing a premiere website containing the features you reference. Please also reconcile your disclosure on page 28 that you intend to develop your own website, with your disclosure on page 25 that you already have a website.

Financial Statements as of October 31, 2011 and 2010 and for the years ended October 31, 2011 and 2010

19. Please explain why the Company had results of operations for the year ended October 31, 2010 but no cash flows for this period and no assets, liabilities or equity as of October 31, 2010.

20. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

21. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Management's Discussion and Analysis of Financial Condition, page 32

Our Plan for the Next 12 Months, page 32

22. Please significantly revise to provide investors with a detailed description of your business plans. In this regard, please expand your disclosure by providing a more detailed discussion of the real costs and timelines you face in reaching your goals. For example, please describe in greater detail: (a) the type of facility you hope to lease, where you expect it will be located, and how you plan to conduct your search for such facility; (b) the type of machinery, equipment and supplies you intend to purchase in an effort to increase production and whether you have identified suppliers for such items; (c) the type of employees you hope to hire, how you intend to search for qualified applicants, whether you believe training will be necessary and if so how you intend to provide it, and how the new employees will fit into your team; (d) your plans for setting up and online shop and how it will fit into your overall sales and marketing strategy; and (e) the identity of your target market and your plan for reach this market. In addition, please provide a timeline and budget for each of the steps you intend to take as part of your business plan.

23. Please expand your disclosure to discuss the international markets you hope to establish your brand and company within and provide a detailed discussion of your plan for targeting, reaching and servicing such markets.

Results of Operations for the Six and and Three Months Ended April 30, 2012 and 2011, page 32

24. Please note that Management's Discussion and Analysis of Results of Operations should cover all periods presented in the financial statements. Currently, the only period addressed is the interim period ended April 30, 2012. Please revise to discuss your results of operations for the years ended October 31, 2011 and 2010.

25. Furthermore, your discussion of results of operations merely reiterates what is in the financial statements. This section is supposed to analyze the fluctuations for each line item from period to period and explain the facts or circumstances responsible for changes in the Company's revenues and expenses for the periods presented. Please revise your MD&A discussion accordingly.

Liquidity and Capital Resources, page 33

26. Please revise your discussion of your cash provided by and used by operating and financing activities to discuss the periods presented in your audited statements of cash flows (i.e., the years ended October 31, 2011 and 2010) rather than the period from August 8, 2011 through April 30, 2012.

27. We note the disclosure that you have "outlined above" your plan to spend approximately $200,000 toward the initial implementation of your business plan during the first fiscal

year, but are unable to locate such disclosure in the earlier part of the MD&A. Please revise accordingly.

Going Concern, page 33

28. If true, please revise to clarify that there are no written commitments for Mr. Goodhew to provide additional loans and that there is no guarantee that funds will be made available by Mr. Goodhew even if you are in need of additional financing.

Directors and Executive Officers, page 34

29. Please revise to disclose the name of the London school that employs Mr. Goodhew as a teacher and clarify if he serves in a full-time capacity in this position.

30. Please clarify whether Mr. Goodhew is still involved with the business of providing mobile gyms and also provide a brief description of the Unlimited Award and its applicability to that business.

Certain Relationships and Related Transactions, page 38

31. It appears from your disclosure on page F-15 that Mr. Goodhew provides office space to you at no cost. Please disclose your rent arrangement in this section.

Item 13. Other Expenses of Issuance and Distribution, page 40

32. Please revise to remove the language referencing selling shareholders or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc:	Scott Doney, Esq.